Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

16 MARCH 2022

Westpac Group appoints Chief Transformation Officer

Westpac Group today announced the appointment of Yianna Papanikolaou to the newly created position of Chief Transformation Officer.

Ms Papanikolaou will sit on the Group’s Executive Team and report to CEO, Peter King.

She will have responsibility for major change and investment programs and accountability for the CORE (Customer Outcomes and Risk Excellence) Program.

“Continuing to transform culture and risk management remains a major focus for the Group in our efforts to build a simpler, stronger bank and the CORE program is an integral part of this plan,” said CEO Peter King.

“Yianna brings a wealth of global experience in large scale transformations across major organisations.”

Ms Papanikolaou recently joined Westpac as General Manager, Group Transformation Office.

Before Westpac, Ms. Papanikolaou was at Deutsche Bank in the UK, where she held several leadership positions, most recently as Managing Director, Chief Transformation Office. Prior to this, she was at Royal Bank of Scotland, as Head of Strategy and Transformation for the Corporate bank. Earlier in her career she was part of Accenture’s Financial Services consulting practice. Ms Papanikolaou has worked in Europe, the US and Asia.

Ms Papanikolaou will commence in the role in late April subject to regulatory approvals.

ENDS

For further information:

Hayden Cooper	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0402 393 619	0438 284 863

This document has been authorised for release by Tim Hartin, Company Secretary.